

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

September 29, 2017

<u>Via E-mail</u>
Kevin Hershberger
Chief Financial Officer
ReWalk Robotics, Inc.
200 Donald Lynch Blvd
Marlborough, MA 01752

Re: **ReWalk Robotics, Inc.**
Registration Statement on Form S-1
Filed September 20, 2017
File No. 333-220545

Dear Mr. Hershberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Colin J. Diamond
        White & Case LLP